UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2010
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):........................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:
Yes  ☐               No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.…………...............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2010	STENA AB (PUBL.)

	By:	/s/ Staffan Hultgren
	Name:	Staffan Hultgren
	Title:	Vice President & Deputy CEO and Principal Financial Officer

Stena AB and Consolidated Subsidiaries

EXPLANATORY NOTE

This Form 6-K/A amends and restates the Form 6-K furnished by Stena to the Securities and Exchange Commission on May 28, 2010 (the “Form 6-K”).  Stena is filing this Amendment No. 1 to the Form 6-K for the purpose of correcting certain typographical errors contained in the first sentence of the fifth paragraph on page 17.

Stena AB and Consolidated Subsidiaries

Forward-looking statements

       This Form 6-K/A includes statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:
-	changes in general economic and business conditions and markets;
-	changes in laws and regulations;
-	changes in currency exchange rates and interest rates;
-	risks incident to vessel and drilling rig operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in business strategy; and
-	other risk factors listed in the reports furnished to or filed with the Securities and Exchange Commission from time to time.

       The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K/A to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Income Statements for
the three month periods ended March 31, 2009, and March 31, 2010	4

Consolidated Statements of Comprehensive Income for the three month periods
ended March 31, 2009 and March 31, 2010	5

Condensed Consolidated Balance Sheets as of
December 31, 2009 and March 31, 2010	6

Consolidated Statements of Changes in Shareholders’ Equity for the three month
periods ended March 31, 2009 and March 31, 2010	7

Condensed Consolidated Statements of Cash Flow for
the three month periods ended March 31, 2009, and March 31, 2010	8

Notes to Condensed Consolidated Financial Statements	9 - 10

OPERATING AND FINANCIAL REVIEW	11 - 17

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP	18 - 22

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three month period ended
	March 31, 2009	March 31, 2010
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	1,819	1,651	228
Drilling	2,195	1,838	253
Shipping	913	627	86
Property	541	598	82
New Businesses	1,097	1,025	141
Other	3	-	-
Total revenues	6,568	5,739	790

Net valuation on investment properties	(116)	22	3
Net gain on sales of assets	9	4	1
Total other income	(107)	26	4

Direct operating expenses:
Ferry operations	(1,553)	(1,469)	(202)
Drilling	(913)	(664)	(92)
Shipping	(804)	(550)	(76)
Property	(220)	(270)	(37)
New Businesses	(832)	(764)	(105)
Other	(12)	(1)	0
Total direct operating expenses	(4,334)	(3,718)	(512)

Selling and administrative expenses	(815)	(782)	(108)
Depreciation and amortization	(806)	(875)	(120)

Total operating expenses	(5,955)	(5,375)	(740)

Income from operations	506	390	54
Financial income and expense:
Share of affiliated companies results	22	(13)	(2)
Dividends received	11	7	1
Gain (loss) on securities, net	(439)	13	2
Interest income	224	104	14
Interest expense	(546)	(439)	(61)
Foreign exchange gains, net	7	43	6
Other financial expense, net	(125)	(38)	(5)

Total financial income and expense	(846)	(323)	(45)

Income before taxes	(340)	67	9
Income taxes	94	(27)	(4)

Net income	(246)	40	5
Earnings attributable to:
Equity holders of the Parent Company	(233)	48	6
Minority interests	(13)	(8)	(1)
Net Income	(246)	40	5

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Comprehensive Income (unaudited)

	Three months period ended March 31,
	2009	2010	2010
	SEK	SEK	$
	(in millions)
Result for the period	(246)	40	5

Other comprehensive income
Fair value gains on available-for-sale financial assets, net of tax	72	17	2
Cash flow hedges, net of tax	708	(141)	(19)
Currency translation differences	444	(402)	(55)
Equity hedge, net of tax	(60)	35	5
Total comprehensive income for the period	918	(452)	(62)

Total comprehensive income attributable to:
- owners of the company	919	(460)	(63)
- minority interest	(1)	8	1
	918	(452)	(62)

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2009	March 31, 2010
	SEK	SEK	$
ASSETS	(in millions)
Noncurrent assets:
Intangible assets	2,789	2,708	373
Tangible fixed assets:
Vessels	27,257	26,772	3,687
Construction in progress	5,649	5,860	807
Equipment	2,182	2,293	316
Buildings and land	901	869	120
Ports	915	854	118
Total tangible fixed assets	36,904	36,648	5,048
Property	24,040	23,963	3,299
Financial fixed assets:
Investment in affiliated companies	1,115	1,065	147
Investment in SPEs	8,174	7,276	1,002
Marketable securities	2,211	2,686	370
Other assets	4,655	4,647	640
Total financial fixed assets	16,155	15,674	2,159
Total noncurrent assets	79,888	78,993	10,879
Current assets:
Inventories	615	650	89
Trade debtors	3,284	3,399	468
Other receivables	1,721	1,703	235
Prepaid expenses and accrued income	1,820	2,169	299
Short-term investments	3,694	4,861	669
Cash and cash equivalents	1,183	1,260	174
Total current assets	12,317	14,042	1,934

Total assets	92,205	93,035	12,813

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	780	239	33
Retained earnings	25,723	28,095	3,870
Net Income	2,364	40	5
Minority interests	311	303	42
Total shareholders’ equity	29.183	28,682	3,951
Noncurrent liabilities:
Deferred income taxes	3,646	4,004	552
Pension liabilities	1,122	1,034	142
Other provisions	1,920	1,855	255
Long-term debt	31,485	30,738	4,233
Debt in SPEs	8,249	6,789	935
Senior notes	6,147	6,777	933
Capitalized lease obligations	1,908	1,795	247
Other noncurrent liabilities	1,163	1,206	166
Total noncurrent liabilities	55,640	54,198	7,463
Current liabilities:
Short-term debt	1,541	1,703	235
Senior notes	-	1,112	153
Capitalized lease obligations	135	127	17
Other interest bearing debt	682	2,193	303
Trade accounts payable	1,311	1,217	168
Income tax payable	150	124	17
Other	1,329	1,265	174
Accrued costs and prepaid income	2,234	2,414	332
Total current liabilities	7,382	10,155	1,399

Total shareholders’ equity and liabilities	92,205	93,035	12,813

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Reserves	Retained earnings incl. Net Income	Total	Minority interest	Total Equity

Closing balance as of December 31, 2008	5	1,186	25,896	27,087	367	27,454

Exchange differences arising on the translation of foreign operations, net of tax		431		431	12	443
Change in hedging reserve, net of tax
- bunker hedge		613		613		613
- interest swap hedge		95		95		95
Change in fair value reserve, net of tax		72		72		72
Change in net investment hedge, net of tax		(60)		(60)		(60)
Net income recognized directly in equity		1,151		1,151	12	1,163
Net income			(233)	(233)	(13)	(246)
Total recognized income and expense		1,151	(233)	918	(1)	917
Closing balance as of March 31, 2009	5	2,338	25,663	28,005	366	28,371

Closing balance as of December 31, 2009	5	780	28,087	28,872	311	29,183
Exchange differences arising on the translation of foreign operations, net of tax		(402)		(402)		(402)
Change in hedging reserve, net of tax
- bunker hedge		(103)		(103)		(103)
- interest swap hedge		(38)		(38)		(38)
Change in fair value reserve, net of tax		17		17		17
Change in net investment hedge, net of tax		35		35		35
Net income recognized directly in equity		(492)		(492)		(492)
Equity method			(50)	(50)		(50)
Net income			48	48	(8)	40
Total recognized income and expense		(492)	(2)	(493)	(8)	(501)
Closing balance as of March 31, 2010	5	289	28,085	28,379	303	28,682

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Three month period ended
	March 31, 2009	March 31, 2010
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	(246)	40	5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	806	875	120
Net valuation of investment properties	116	(22)	(3)
Gain on sale of property, vessels and equipment	(9)	(4)	(1)
(Gain) loss on securities, net	439	(13)	(2)
Unrealized foreign exchange (gains) losses	283	(329)	(45)
Deferred income taxes	(145)	38	5
Provision for pensions	(130)	(40)	(6)
Net cash flows from trading securities	(48)	(162)	(23)
Share of affiliated companies results	(22)	13	2
Other non cash items	234	(83)	(10)
Receivables	746	(54)	(7)
Prepaid expenses and accrued income	(733)	(258)	(35)
Inventories	(42)	(50)	(7)
Trade accounts payable	379	(77)	(11)
Accrued costs and prepaid income	(304)	263	36
Income tax payable	25	(26)	(3)
Other current liabilities	(476)	20	3
Net cash provided by operating activities	873	131	18

Net cash flows from investing activities:
Purchase of intangible assets	(15)	(9)	(1)
Cash proceeds from sale of property, vessels and equipment	119	131	18
Capital expenditure on property, vessels and equipment	(787)	(1,213)	(167)
Proceeds from sale of securities	658	1,703	235
Purchase of securities	(421)	(1,239)	(171)
Other investing activities	1	23	3
Net cash used in investing activities	(445)	(604)	(83)

Net cash flows from financing activities:
Proceeds from issuance of debt	378	1,964	270
Principal payments on debt	(259)	(257)	(35)
Net change in borrowings on line-of-credit agreements	(1,213)	(78)	(11)
Principal payments on capital lease obligations	(21)	(20)	(3)
Net change in restricted cash accounts	480	(1,041)	(143)
Other financing activities	(100)	7	1
Net cash used in/provided by financing activities	(735)	575	79

Effect of exchange rate changes on cash and cash equivalents	17	(25)	(3)

Net change in cash and cash equivalents	(290)	77	11

Cash and cash equivalents at beginning of period	1,431	1,183	163

Cash and cash equivalents at end of period	1,141	1,260	174

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company”) and have been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2009, which have been prepared in accordance with, International Financial Reporting Standards (“IFRS”).

The interim financial information included in the condensed consolidated financial statements is unaudited, but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into U.S. dollars (“$”) using the noon buying rate on March 31, 2010, of $1 = SEK 7.2613.

Note 2 Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2009, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3 Segment information

(SEK in millions)	Three month period
	ended March 31,
	2009	2010
Income from operations:
Ferry operations	(257)	(303)
Drilling	755	564
Shipping: Roll-on/Roll-off vessels	29	11
Crude oil tankers	(84)	(84)
Other shipping	7	7
Total shipping	(48)	(66)
Property:	276	282
Net gain on sale of properties	9	4
Net valuations on investment
properties	(116)	22
Total property	169	308
New Businesses, Adactum	(27)	(29)
Other	(86)	(84)

Total	506	390

(SEK in millions)	Three month periods
	ended March 31,
	2009	2010
Depreciation and amortization:
Ferry operations	275	270
Drilling	409	491
Shipping: Roll-on/Roll-off vessels	36	33
Crude oil tankers	29	21
Other shipping	3	2
Total shipping	68	56
Property	1	-
New Businesses, Adactum	52	53
Other	1	5

Total	806	875

(SEK in millions)	Three month periods ended March 31,
	2009	2010
Capital expenditures:
Ferry operations	216	515
Drilling	340	548
Shipping: Roll-on/Roll-off vessels	2	2
Crude oil tankers	0	3
Other shipping	0	3
Total shipping	2	8
Property	156	123
New Businesses, Adactum	68	11
Other	5	8

Total	787	1,213

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur as a consequence of, among other things, vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also may have an impact on the results of each period.

Highlights of the first three months of 2010

In February 2010, we committed to invest approximately GBP 80 million in a new ferry port facility at Loch Ryan in Scotland for the future development of our Scotland–Northern Ireland route. The construction work is expected to take approximately 20 months and be completed in 2012. A Harbor Empowerment Order (HEO) to allow the creation of the new port has been granted by the Scottish government.

In February 2010, we entered into an agreement to sell the RoPax vessel Götaland, with delivery scheduled for September 2010.

In March 2010, we issued a ten-year bond in the amount of EUR 200 million with a coupon of 7.875% and maturity in 2020.

On March 26, 2010, a redemption notice was sent to the holders of our 7.5% Senior Notes due 2013 whereby all outstanding notes in the aggregate of USD 153 million were redeemed in April 2010 at a price of 102.5% of par value.

In the first quarter of 2010, we sold properties for a gain of SEK 4 million.

SUBSEQUENT EVENTS

In April 2010, Stena Renewable acquired five new wind power systems near Härnösand, Sweden, for a cash price of SEK 30 million.

On May 7, 2010 the first of our two superferries, to be named Stena Hollandica, was delivered from the German shipyard Wadan Yards in Wismar. The vessel went into operation on the Hoek van Holland/Harwich route in mid May. The second vessel is estimated to be delivered in the third quarter of 2010.When these superferries arrive, the current Stena Hollandica and Stena Britannica will be moved from the North Sea to the Göteborg–Kiel route and the current Stena Germanica and Stena Scandinavica will then be moved to the Karlskrona– Gdynia route. All four vessels will undergo extensive renovations and the two routes will experience positive changes.

In May 2010, a Suezmax tanker was ordered from Samsung, South Korea, for delivery in 2013.

In May 2010, Stena RoRo has, on behalf of Stena Line, reached an agreement with Marine Atlantic to charter Stena Trader and Stena Traveller, currently operating between Hoek van Holland and Killingholme, for five years with the right to extend the agreement for two five-year periods. Marine Atlantic is a Canadian Federal Crown Corporation and is responsible for the ferry crossing between Nova Scotia and Newfoundland. The vessels will be customized according to Marine Atlantic’s requirements. Marine Atlantic also has the right to purchase the vessels.

Stena AB and Consolidated Subsidiaries

Currency effects

The Company's revenues and expenses, reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar, the British pound (GBP) and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, we enter into certain derivative financial instruments. Although the Company seeks to hedge the net effect of such fluctuations, our reported gross revenues and expenses are influenced by changes in the currency rates. In the three months ended March 31, 2010, approximately 37% of the Company's total revenues were generated in U.S. dollars, approximately 24% were generated in SEK, approximately 16% were generated in Euros and approximately 10% of the Company’s total revenues were generated in GBP. Also, approximately 26% of the Company's total expenses were incurred in U.S. dollars,  approximately 32% in SEK, approximately 15% in GBP and approximately 12 % of the Company’s total expenses were incurred in Euros. The exchange rates as used for consolidation purposes are as follows:

Average rates:	Jan-Mar	Jan-Mar	Change
	2009	2010

US $	7.6457	7.1918	(9)%
British pound	11.9260	11.2133	(6)%
Euro	10.6213	9.9440	(6)%

Closing rates:	As of	As of	Change
	Dec 31, 2009	Mar 31, 2010

US $	7.1553	7.2037	1%
British pound	11.5704	10.9341	(5)%
Euro	10.2506	9.7426	(5)%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED MARCH 31, 2010, COMPARED TO THREE MONTHS ENDED
MARCH 31, 2009

Revenues

Total revenues decreased SEK 829 million, or 13%, in the three months ended March 31, 2010 to SEK 5,739 million from SEK 6,568 million in the three months ended March 31, 2009, as a result of reduced revenues in all segments except for property operations, together with the weakening of the U.S. dollar, the Euro and the GBP against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations decreased SEK 168 million, or 9%, in the three months ended March 31, 2010 to SEK 1,651 million from SEK 1,819 million in the three months ended March 31, 2009, mainly due to lower freight haulage revenues as a consequence from lower freight volumes. Revenues also decreased as an effect of the weakening of the Euro and the GBP against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 357 million, or 16%, in the three months ended March 31, 2010 to SEK 1,838 million from SEK 2,195 million in the three months ended March 31, 2009, mainly due to the weakening of the U.S. dollar against the SEK,  a planned off hire period for Stena Don, which undertook a five-year special periodic survey in the first quarter of 2010, and the delivery of the bareboat chartered drilling unit Songa Dee to its owners Songa Offshore AS in March 2009, offset by operations of the third DrillMAX vessel, Stena Forth, delivered in August 2009.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 286 million, or 31%, in the three months ended March 31, 2010 to SEK 627 million from SEK 913 million in the three months ended March 31, 2009.

Revenues from crude oil tankers decreased SEK 260 million, or 35%, in the three months ended March 31, 2010 to SEK 473 million from SEK 733 million in the three months ended March 31, 2009, mainly due to lower charter rates in the spot market and a lower number of tonnage operated, together with the weakening of the U.S. dollar against the SEK. In the three months ended March 31, 2010, the Company operated an average of 25 tankers (chartered in or owned), compared to an average of 36 tankers in the three months ended March 31, 2009.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 22 million, or 18%, in the three months ended March 31, 2010 to SEK 99 million from SEK 121 million in the three months ended March 31, 2009, mainly due to the weakening of the Euro against the SEK, together with an off hire period for the RoPax vessel BORJA during March 2010 and reduced charter hires for the RoRo vessel Mont Ventoux.

Revenues from Other Shipping decreased SEK 4 million, or 7%, in the three months ended March 31, 2010 to SEK 55 million from SEK 59 million in the three months ended March 31, 2009, mainly due to the weakening of the U.S. dollar and the GBP against the SEK.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 57 million, or 11%, in the three months ended March 31, 2010 to SEK 598 million from SEK 541 million in the three months ended March 31, 2009, mainly due to increased rents and higher occupancy rates, partly offset by the weakening of the Euro against the SEK.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum decreased SEK 72 million, or 7%, in the three months ended March 31, 2010 to SEK 1,025 million from SEK 1,097 million in the three months ended March 31, 2009, mainly due to reduced revenues generated from “Envac” due to delayed startup of new projects. Of the total revenues in the three months ended March 31, 2010, SEK 558 million related to “Ballingslöv”, SEK 205 million related to “Blomsterlandet”, SEK 245 million related to “Envac” and SEK 17 million related to “Stena Renewable”, as compared to SEK 566 million related to “Ballingslöv”,  SEK 201 million related to “Blomsterlandet”, SEK 311 million related to “Envac” and SEK 19 million related to “Stena Renewable” in the three months ended March 31, 2009.

Stena AB and Consolidated Subsidiaries

Other income
Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net gains of SEK 22 million for the three months ended March 31, 2010, as compared to losses of SEK 116 million for the three months ended March 31, 2009, mainly due to an increase in investment property market values on the Swedish property market.

Net Gain on Sale of Vessels, Shipping. In the three months ended March 31, 2010 and 2009, respectively, no sales of vessels were made.

Net Gain on Sale of Properties. In the three months ended March 31, 2010, gains of SEK 4 million were recorded on sale of properties. In the three months ended March 31, 2009, gains of SEK 9 million were recorded on sale of properties.

Direct operating expenses

Total direct operating expenses decreased SEK 616 million, or 14%, in the three months ended March 31, 2010 to SEK 3,718 million from SEK 4,334 million in the three months ended March 31, 2009, mainly as a result of reduced operating expenses in the drilling and bulk operations, together with the weakening of the Euro, U.S. dollar and the GBP against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 84 million, or 5%, in the three months ended March 31, 2010 to SEK 1,469 million from SEK 1,553 million in the three months ended March 31, 2009, mainly due to decreased costs for products due to lower sales and the effects from our cost saving projects, together with the weakening of the Euro and the GBP against the SEK, offset by increased expenses for bunker fuel. Direct operating expenses for ferry operations for the three months ended March 31, 2010 were 89% of revenues, as compared to 85% for the three months ended March 31, 2009.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations decreased SEK 249 million, or 27%, in the three months ended March 31, 2010 to SEK 664 million from SEK 913 million in the three months ended March 31, 2009. The decrease is mainly due to the weakening of the U.S. dollar against the SEK, a planned off hire period for Stena Don, which undertook a five-year special periodic survey in the first quarter of 2010, and the delivery of the bareboat chartered drilling unit Songa Dee to its owner Songa Offshore AS in March 2009, offset by costs related to the operation of the third DrillMAX vessel Stena Forth delivered in August 2009. Direct operating expenses from drilling operations for the three months ended March 31, 2010 were 36% of drilling revenues, as compared to 42% for the three months ended March 31, 2009.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 254 million, or 32%, in the three months ended March 31, 2010 to SEK 550 million from SEK 804 million in the three months ended March 31, 2009.

Direct operating expenses associated with crude oil tankers decreased SEK 247 million, or 33%, in the three months ended March 31, 2010, to SEK 497 million from SEK 744 million in the three months ended March 31, 2009, mainly due to lower business activity and a reduced fleet together with the weakening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended March 31, 2010, were 105% of revenues, as compared to 102% for the three months ended March 31, 2009. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 2 million, or 4%, in the three months ended March 31, 2010 to SEK 46 million from SEK 48 million in the three months ended March 31, 2009, mainly due the weakening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended March 31, 2010 were 46% of revenues, as compared to 46% for the three months ended March 31, 2009.

Direct operating expenses with respect to Other Shipping decreased SEK 5 million in the three months ended March 31, 2010 to SEK 7 million from SEK 12 million in the three months ended March 31, 2009, mainly due to reduced costs, offset by increased wage expense related to a larger number of employees and other business in

Stena AB and Consolidated Subsidiaries

Northern Marine Management. Direct operating expenses for Other Shipping for the three months ended March 31, 2010 were 13% of revenues, as compared to 20% for the three months ended March 31, 2009.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations increased SEK 50 million, or 23%, in the three months ended March 31, 2010 to SEK 270 million from SEK 220 million in the three months ended March 31, 2009, mainly due to higher energy costs due to the cold winter in 2010, partly offset by delayed costs for maintenance and the weakening of the Euro against the SEK. Direct operating expenses for property operations for the three months ended March 31, 2010 were 45% of property revenues, as compared to 41% for the three months ended March 31, 2009.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations decreased SEK 68 million, or 8%, in the three months ended March 31, 2010 to SEK 764 million from SEK 832 million in three months ended March 31, 2009, mainly due to lower operating costs in “Envac” and “Ballingslöv” due to reduced volumes. Of the total operating expenses in the three months ended March 31, 2010, SEK 360 million related to “Ballingslöv”, SEK 212 million related to “Blomsterlandet”, SEK 187 million related to “Envac” and SEK 3 million related to “Stena Renewable”, as compared to SEK 397 million related to “Ballingslöv”, SEK 208 million related to “Blomsterlandet”, SEK 226 million related to “Envac” and SEK 1 million related to “Stena Renewable” in the three months ended March 31, 2009. Direct operating expenses for Adactum operations for the three months ended March 31, 2010 were 75% of revenues, as compared to 76% for the three months ended March 31, 2009.

Selling and administrative expenses

Selling and administrative expenses decreased SEK 33 million, or 4%, in the three months ended March 31, 2010 to SEK 782 million from SEK 815 million in the three months ended March 31, 2009, mainly due to reduced personnel costs in the ferry operations as a result of saving programs, together with the weakening of the U.S. dollar and the Euro against the SEK. Total selling and administrative expenses in the three months ended March 31, 2010 were 14% of total revenues, as compared to 12% in the three months ended March 31, 2009.

Depreciation and amortization

Depreciation and amortization charges increased SEK 69 million, or 9%, in the three months ended March 31, 2010 to SEK 875 million from SEK 806 million in the three months ended March 31, 2009, mainly as a result of depreciation charges for the third delivered DrillMAX vessel Stena Forth, together with other vessels delivered. The weakening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in U.S. dollars, contributed to the decrease in depreciation and amortization charges.

Financial income and expense, net

Financial income and expense, net increased by SEK 523 million in the three months ended March 31, 2010 to SEK (323) million from SEK (846) million in the three months ended March 31, 2009.

Share of affiliated companies’ results in the three months ended March 31, 2010 refers to the Company’s portion of the results of Midelfart Sonesson AB (publ), Gunnebo AB (publ) and MPP MediaTec Group AB. As of March 31, 2010, the Company’s interest in the capital of Midelfart Sonesson was 22.0%, its interest in the capital of Gunnebo was 25.7% and its interest in the capital of MediaTec was 42.7%.  Share of affiliated companies’ results in the three months ended March 31, 2009, refers to the Company’s portion of the results of Midelfart Sonesson AB (publ), Ballingslöv AB (publ), Gunnebo AB (publ) and MPP MediaTec Group AB. As of March 31, 2009, the Company’s interest in the capital of Midelfart Sonesson was 22.4%, its interest in the capital of Gunnebo was 25.4% and its interest in the capital of MediaTec was 42.8%.

Net gain (loss) on securities in the three months ended March 31, 2010 was SEK 13 million, of which SEK (78) million related to net realized losses on marketable securities and equity securities and investments in Special Purpose Entities (“SPEs”), SEK 66 million related to net unrealized losses on marketable securities and SEK 25 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the three months ended March 31, 2009 was SEK (439) million, of which SEK (330) million related to net realized losses, SEK (133) million related to net unrealized losses and SEK 24 million related to the termination of the financial lease for Stena Carron.

Interest income in the three months ended March 31, 2010 decreased by SEK 120 million to SEK 104 million from SEK 224 million in the three months ended March 31, 2009, due to decreased interest rates and decreased

Stena AB and Consolidated Subsidiaries

interest income in SPEs. Interest income in the three months ended March 31, 2010 related to investments in SPEs decreased SEK 86 million to SEK 75 million from SEK 161 million in the three months ended March 31, 2009.

Interest expense in the three months ended March 31, 2010 decreased SEK 107 million to SEK (439) million from SEK (546) million for the three months ended March 31, 2009, due to decreased interest rates, lower debt and decreased interest expenses in SPEs. Interest expenses from valuation of interest rate swaps was SEK 9 million for the three months ended March 31, 2010, as compared to SEK (14) million for the three months ended March 31, 2009. Interest expense for investments in SPEs in the three months ended March 31, 2010 decreased SEK 37 million to SEK (48) million from SEK (85) million in the three months ended March 31, 2009.

During the three months ended March 31, 2010, the Company had foreign exchange gains, net of SEK 43 million. During the three months ended March 31, 2009, the Company had foreign exchange gains, net of SEK 7 million.

Other financial income (expense) of SEK (28) million for the three months ended March 31, 2010 includes SEK (18) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK 27 million related to bunker hedges. Other financial income (expense) of SEK (125) million for the three months ended March 31, 2009 includes SEK (45) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (68) million related to bunker hedges.

Income taxes

Income taxes for the three months ended March 31, 2010 were SEK (27) million, consisting of current taxes of SEK 11 million and deferred taxes of SEK (38) million. Income taxes for the three months ended March 31, 2009 were SEK 94 million, consisting of current taxes of SEK (51) million and deferred taxes of SEK 145 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding of working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements. As of March 31, 2010, the Company had total cash and marketable securities of SEK 8,807 million, as compared with SEK 7,088 million as of December 31, 2009.

For the three months ended March 31, 2010, cash flows provided by operating activities amounted to SEK 131 million, as compared to SEK 873 million in the first three months ended March 31, 2009. For the three months ended March 31, 2010, cash flows used in investing activities amounted to SEK 604 million, including SEK 1,213 million related to capital expenditures. For the three months ended March 31, 2009, cash flows used in investing activities amounted to SEK (445) million, including SEK (787) million related to capital expenditures. Cash flows provided from financing activities for the three months ended March 31, 2010 amounted to SEK 575 million. For the three months ended March 31, 2009, cash flows used in financing activities amounted to SEK 735 million.

Total construction in progress as of March 31, 2010 was SEK 5,860 million, as compared to SEK 5,649 million as of December 31, 2009. The remaining capital expenditure commitment for new buildings on order as of March 31, 2010 was SEK 8,961 million, of which SEK 4,669 million is due during 2010, SEK 1,574 million is due during 2011 and SEK 2,718 million is due during 2012. Financing for approximately 84% of the unpaid balance has already been arranged. The Company plans to finance the remainder of this unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans and other financing arrangements.

Total interest bearing debt as of March 31, 2010 was SEK 42,934 million, excluding debt in SPEs, as compared with SEK 41,898 million as of December 31, 2009. Interest bearing debt in SPEs as of March 31, 2010 was SEK 8,300 million, as compared with SEK 8,249 million as of December 31, 2009. Part of the assets in the CLO/CDO 2007 were sold in the first quarter. SEK 1,511 million of the debt will be repaid in the second quarter and has, accordingly, been accounted for as a short-term interest bearing liability.

 As of March 31, 2010, $140 million was utilized under the Company’s $1 billion revolving credit facility, of which $36 million was used for issuing bank guarantees. As of December 31, 2009, a total of $168 million was outstanding under this facility, of which $24 million was used for issuing bank guarantees. There were no amounts outstanding under the $350 million revolving credit facility entered into by Stena Royal S.àr.l. (“Stena Royal”), a subsidiary in the unrestricted group, as of March 31, 2010 and December 31, 2009, respectively. The SEK 450 million revolving credit facility of Adactum had SEK 200 million outstanding as of March 31, 2010 and December 31, 2009, respectively.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including new buildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

Restricted Group Data represents the selected unaudited consolidated financial information excluding (i) the property business segment (other than two small properties), (ii) the business segment of Adactum, whose activities consist primarily of investing in companies outside the Company’s traditional lines of business, and (iii) our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal S.àr.l., Stena Investment Cyprus Ltd. and Mondaldi Ltd. Our real estate operations and the business of Adactum are conducted through various subsidiaries. For purposes of the indentures under which our three outstanding series of Senior Notes were issued, these subsidiaries, together with our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal S.àr.l., Stena Investment Cyprus Ltd. and Mondaldi Ltd, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

In March 2010, we completed an offering of €200 million of Senior Notes due 2020. Also in March 2010, we sent a redemption notice to the holders of our Senior Notes due 2013, whereby all outstanding notes in the aggregate of $153 million were redeemed in April 2010 at a price of 102.5% of par value.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.2613, the noon buying rate on March 31, 2010.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

	Three month period ended
	March 31, 2009	March 31, 2010
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	1,819	1,651	227
Drilling	2,195	1,838	253
Shipping	913	627	86
Property	-	2	0
Other	3	1	0
Total revenues	4,930	4,119	566

Net gain on sales of assets	-	-	-
Total other income	-	-	-

Direct operating expenses:
Ferry operations	(1,553)	(1,469)	(202)
Drilling	(913)	(664)	(91)
Shipping	(804)	(550)	(76)
Property	(12)	(2)	0
Other	-	(1)	0
Total direct operating expenses	(3,282)	(2,686)	(369)

Selling and administrative expenses	(524)	(487)	(67)
Depreciation and amortization	(755)	(822)	(113)

Total operating expenses	(4,561)	(3,995)	(549)

Income from operations	369	124	17
Financial income and expense:
Dividends received	6	3	0
Gain (loss) on securities, net	(32)	73	10
Interest income	74	26	4
Interest expense	(265)	(266)	(36)
Foreign exchange gains (losses), net	(11)	39	5
Other financial income (expense), net	(81)	11	2

Total financial income and expense	(309)	(114)	(15)

Income before taxes	60	10	2
Income taxes	68	(15)	(2)

Net income	128	(5)	0

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2009	March 31, 2010
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	300	287	40
Tangible fixed assets:
Vessels	27,257	26,772	3,687
Construction in progress	5,452	5,764	794
Equipment	1,436	1,571	216
Ports	915	854	118
Property	559	532	73
Total tangible fixed assets	35,619	35,493	4,888
Financial fixed assets:
Marketable securities	548	582	81
Intercompany accounts, noncurrent	4,872	4,914	677
Other assets	6,763	6,890	949
Total noncurrent assets	48,102	48,166	6,635
Current assets:
Inventories	235	244	34
Trade debtors	2,414	2,475	341
Other receivables	1,521	1,571	216
Intercompany accounts, current	752	803	111
Prepaid expenses and accrued income	1,458	1,739	239
Short-term investments	2,487	2,936	404
Cash and cash equivalents	568	384	53
Total current assets	9,435	10,152	1,398

Total assets	57,537	58,318	8,033

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	23,326	22,767	3,136
Total shareholders’ equity	23,331	22,772	3,137

Noncurrent liabilities:
Deferred income taxes	857	1,185	163
Other provisions	2,934	2,784	384
Long-term debt	16,232	15,761	2,171
Senior notes	6,147	6,777	933
Capitalized lease obligations	1,904	1,792	247
Other noncurrent liabilities	1,097	1,119	154
Total noncurrent liabilities	29,171	29,418	4,052
Current liabilities:
Short-term debt	1,176	1,216	167
Senior notes	-	1,112	153
Capitalized lease obligations	131	123	17
Other interest bearing debt	682	682	94
Trade accounts payable	577	452	62
Income tax payable	120	86	12
Other liabilities	794	540	74
Intercompany accounts, current	-	201	28
Accrued costs and prepaid income	1,555	1,716	237
Total current liabilities	5,035	6,128	844

Total shareholders’ equity and liabilities	57,537	58,318	8,033

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Three month period ended
	March 31, 2009	March 31, 2010
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	128	(5)	0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	755	822	113
(Gain) loss on securities, net	32	(73)	(10)
Unrealized foreign exchange (gains) losses	163	(430)	(59)
Deferred income taxes	(120)	34	5
Other non cash items	218	(66)	(9)
Provision for pensions	(130)	(36)	(5)
Net cash flows from trading securities	(88)	(147)	(20)
Changes in working capital	(637)	(339)	(47)
Net cash provided by/used in operating activities	321	(240)	(32)

Net cash flows from investing activities:
Purchase of intangible assets	(9)	(6)	(1)
Cash proceeds from sale of property, vessels and equipment	7	1	0
Capital expenditure on property, vessels and equipment	(563)	(1,079)	(149)
Proceeds from sale of securities	5	55	8
Purchase of securities	--	(94)	(13)
Other investing activities	11	(114)	(16)
Net cash used in investing activities	(549)	(1,237)	(171)

Net cash flows from financing activities:
Proceeds from issuance of debt	110	1,950	268
Principal payments on debt	(131)	(244)	(33)
Net change in borrowings on line-of-credit agreements	(441)	(81)	(12)
Principal payments on capital lease obligations	(21)	(20)	(3)
Net change in restricted cash accounts	670	(341)	(47)
Intercompany accounts	(233)	35	6
Other financing activities	(102)	6	1
Net cash used in/provided by financing activities	(148)	1,305	180

Effect of exchange rate changes on cash and cash equivalents	11	(12)	(2)

Net change in cash and cash equivalents	(365)	(184)	(25)

Cash and cash equivalents at beginning of period	917	568	78

Cash and cash equivalents at end of period	552	384	53

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Three month period ended
	March 31, 2009	March 31, 2010
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	1,198	972	134

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms to the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and reconciliation to net cash provided by operating activities is presented below:

	Three month period ended
	March 31, 2009	March 31, 2010
	SEK	SEK	$
	(in millions)
Income from operations	369	124	17
Adjustments:
Interest income	74	26	4
Depreciation and amortization	755	822	113
Adjusted EBITDA	1.198	972	134
Adjustments:
Gain on sale of vessels	-	-	-
Net cash flows from trading securities	(88)	(147)	(20)
Interest expense	(265)	(266)	(36)
Unrealized foreign exchange (gains) losses	163	(250)	(34)
Provisions for pensions	(130)	(36)	(5)
Other non cash items	218	(66)	(9)
Changes in working capital	(637)	(339)	(47)
Other items	(138)	72	10
Net cash provided by operating activities	321	(60)	(7)